FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Result of Annual Shareholders’ Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	March 26, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Item 1.

Result of Annual Shareholders’ Meeting

1. Approval of Financial Statements				(unit : KRW Mln)
	- Total Assets	132,248	- Sales	27,802
	- Total Liabilities	12,011	- Operation Income	-1,546
	- Capital Stock	6,487	- Net Income	318
	- Total Shareholders’ Equity	120,237	- Earnings per Share(KRW)	27
※ External Auditor’s Opinion			Unqualified
2. Dividend Decision
A. Cash Dividend	Dividend per Share	Common Shares	Year-end Dividend	-
			Interim, Quarterly Dividend	-
		Preferred Shares	Year-end Dividend	-
			Interim, Quarterly Dividend	-
	Total Dividend Amount		-
	Dividend Ratio to Market Value (%)	Common Shares	-
		Preferred Shares	-
B. Stock Dividend	Stock Dividend Rate	Common Shares	-
		Preferred Shares	-
	Total Stock Dividends	Common Shares	-
		Preferred Shares	-
3. Appointment of Directors, etc(As of the Appointment Date)
A. Details of Appointment
	B. Number of Outside Directors after Appointment	Total Number of Directors		5
		Total Number of Outside Directors		3
		Outside Director Appointment Ratio (%)		60%
	C. Number of Auditors after Appointment	Standing Auditor		-
		Non-Standing Auditor		-
	D. Members of Audit Committee after Appointment	Members of Audit Committee who are Outside Directors		3
		Members of Audit Committee who are not Outside Directors		-
4. Details of Other Resolutions
Agenda No. 1 Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 10th Fiscal Year
è Approved according to original suggestion
Agenda No. 2 Amendments to Articles of Incorporation
è Approved according to original suggestion
Agenda No. 3 Approval of Grant of Stock Purchase Option by the Board of Directors
è Approved according to original suggestion
Agenda No. 4 Approval of Limitation on Remuneration of Directors
è Approved according to original suggestion

	5. Date of Shareholders	March 26, 2010
Other references concerning investment decisions		-
		※ Relevant Disclosure	-